VIA FAX AND EDGAR

December 6, 2010

Jerard T. Gibson, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Ramco-Gershenson Properties Trust
Form 10-K for the year ended December 31, 2009
File No. 001-10093

Dear Mr. Gibson:

We are writing in response to the letter of the Division of Corporation Finance, dated November 22, 2010, addressed to Ramco-Gershenson Properties Trust, a Maryland corporation (the “Trust”), in connection with the above-referenced filings.  For convenience we have incorporated each of the comments included in your letter in italicized text followed by our response.

Definitive Proxy on Schedule 14A Filed April 30, 2010

Proposal 1 – Election of Trustees

Trustees and Nominees, page 7

1.
 We note your response to comment 3 in our letter dated September 30, 2010.  The disclosure in the paragraph immediately preceding the biographical disclosure is not sufficient because it addresses the Trustees and nominees as a group.  Item 401(e) requires you to discuss the specific experience, qualifications, attributes or skills on a person-by-person basis.  In addition, the biographical information that you have provided for each person is not sufficient for purposes of Item 401(e).  Please confirm, as previously requested, that you will provide this disclosure in future filings and tell us how you plan to comply.

Response:

We hereby confirm that, in future filings, we will expand our disclosure of each Trustee's and nominee's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a Trustee.  In particular, we intend to provide more specificity as to the importance of particular experience, qualifications, attributes and skills as it relates to the Trust's business and structure.  Further, we will modify our disclosure to incorporate the biographical disclosure for each individual trustee with their specific experience, qualifications, that led to the conclusion that the person should serve as a trustee.

Set forth below is a sample of the type of expanded disclosure that we intend to provide on a person-by-person basis:

Stephen R. Blank has been a Trustee since 1988, including as Chairman of the Board since September 2009, and previously as Lead Trustee of the Board from June 2006 to September 2009. Mr. Blank qualifies as a financial expert under SEC rules based on the experiences described below.

Mr. Blank has been a Senior Fellow, Finance at the Urban Land Institute since December 1998. This experience has provided Mr. Blank with a broad perspective on real estate industry issues, and enables him to provide key market insight to our Board.  Mr. Blank has also served in leadership positions of other real estate industry associations.  Mr. Blank was a Managing Director — Real Estate Investment Banking of CIBC Oppenheimer Corp. from 1993 to 1998, Managing Director of Cushman & Wakefield, Inc.’s Real Estate Corporate Finance Department from 1989 to 1993, Managing Director — Real Estate Investment Banking of Kidder, Peabody & Co., Incorporated from 1979 to 1989, and Vice President, Direct Investment Group of Bache & Co., Incorporated from 1973 to 1979.  Mr. Blank’s deep investment banking experience, contacts and familiarity with the practices and procedures associated with public equity offerings have been invaluable to the Trust in its capital raising activities in recent years.  Mr. Blank also has extensive ongoing Board and Board committee experience through his current and prior service on the Boards of other public companies.  Mr. Blank has served on the Board of Directors of MFA Investments, Inc., a real estate investment trust, since 2002 (currently a member of its Audit and Compensation Committees), and Home Properties, Inc., an apartment real estate investment trust, since January 2009 (currently a member of its Audit and Compensation Committees). He previously served on the Board of Directors of BNP Residential Properties, Inc. from May 1999 to February 2007 and Atlantic Realty Trust from May 1996 to April 2006.  Mr. Blank’s knowledge of the Trust, industry-specific leadership experience, investment banking experience, experience serving other boards in the real estate industry and his ability to understand GAAP and public company reporting requirements led the Nominating and Governance Committee to conclude Mr. Blank should continue to serve as a member of our Board.

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In connection with the response above, the Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (248) 592-6200, or at gandrews@rgpt.com.

Sincerely,

/s/ Gregory R. Andrews

Gregory R. Andrews
Chief Financial Officer and Secretary

cc: Karen J. Garnett, United States Securities and Exchange Commission

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